Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full Year 2021 Unaudited Financial Results

SHENZHEN, China, March 21, 2022 /PRNewswire/ --Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Financial and Operational Highlights

In the three months ended December 31, 2021:

•	Total revenues were RMB7.61 billion (US$1.19 billion), representing a decrease of 8.7% year-over-year.

•	Online music service revenues grew by 4.3% year-over-year. Revenues from music subscriptions were RMB1.95 billion (US$306 million), representing 23.5% year-over-year growth.

•	Online music paying users reached 76.2 million, increasing by 36.1% year-over-year. On a sequential basis, the number of online music paying users grew by 5.0 million. Paying ratio was 12.4%, up from 11.2% in the third quarter of this year and 9.0% in the fourth quarter of last year.

•	Net profit of the Company was RMB577 million (US$91 million) and net profit attributable to equity holders of the Company was RMB536 million (US$84 million).

•	Non-IFRS net profit of the Company[1] was RMB873 million (US$137 million) and Non-IFRS net profit attributable to equity holders of the Company[1] was RMB832 million (US$131 million).

In the full year ended December 31, 2021:

•	Total revenues increased by 7.2% year-over-year to RMB31.24 billion (US$4.90 billion).

•	Online music service revenues grew by 22.7% year-over-year. Revenues from music subscriptions were RMB7.33 billion (US$1.15 billion), representing 31.9% year-over-year growth.

•	Net profit of the Company was RMB3.22 billion (US$505 million) and net profit attributable to equity holders of the Company was RMB3.03 billion (US$475 million).

•	Non-IFRS net profit of the Company[1] was RMB4.33 billion (US$680 million) and Non-IFRS net profit attributable to equity holders of the Company[1] was RMB4.15 billion (US$651 million).

“In 2021, we registered 7% year-over-year growth in total revenues and sustained profitability, boosted by robust growth of online music paying users reaching a record high of 76.2 million, reflecting the vitality and resilience of our business through resolute execution of the dual engine content-and-platform strategy. While fourth quarter social entertainment revenues moderated amid increasing competition and changing macro environment, our subscription revenues sustained strong growth. We added 5.0 million net paying users by continuing to provide high-quality music content, an exceptional streaming experience, and diverse, industry-leading platform features.

In the future, we will focus on optimizing our cost structure and improving operating efficiency across our businesses while continuing to drive innovation, better user experiences and healthy industry development,” said Mr. Cussion Pang, Executive Chairman of TME. “Leveraging our proprietary tools and technologies, we are pleased to see our investment in original music production starting to pay off, as well as an increasing number of indie musicians finding a home on our Tencent Musician Platform. With broad capabilities across the content value chain, we will continuously expand content production, licensing, operation, promotion, and monetization efforts to augment the scale and fortify the quality and competitiveness of our music catalog. Based on the confidence we have in the future of our dual engine content-and-platform strategy, we have completed over 50% of the $1 billion share repurchase program announced last year, and plan to complete the rest of the program throughout this year. In addition, to provide our shareholders with greater liquidity and protection amid an evolving regulatory environment, we are pursuing a secondary listing on the Main Board of the Hong Kong Stock Exchange through a listing by way of introduction (which is a direct listing without any offering of new shares), subject to regulatory approvals2,” Mr. Pang concluded.

“We are encouraged by the progress we’ve made with key advancements in our innovative platform strategy, built on our four pillars of music entertainment: listen, watch, sing and play. For example, QQ Music, Kugou Music and Kuwo Music recently released major version upgrades incorporating refreshed product concepts, as well as optimized operations, UI design and other technological innovations,” said Mr. Ross Liang, CEO of TME. “Long-form audio has also proven to be an excellent complement to our powerful music portfolio, contributing to expanding user scale with long-form audio MAUs reaching over 150 million, representing a 65% growth year-over-year. Moreover, we have tightened our connection with the broader Tencent ecosystem and gained multi-dimensional benefits including differentiated promotion channels and more content and tools available to our platform, which also invigorate our musician ecosystem. Moving forward, we will tirelessly drive product innovations that will ultimately make our users more engaged in our platform’s immersive pan-entertainment experience,” concluded Mr. Liang.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	4Q21	4Q20	YoY %
Mobile MAU - online music (million)	615	622	(1.1%)
Mobile MAU - social entertainment (million)	175	223	(21.5%)
Paying users - online music (million)	76.2	56.0	36.1%
Paying users - social entertainment (million)	9.0	10.8	(16.7%)
Monthly ARPPU - online music (RMB)	8.5	9.4	(9.6%)
Monthly ARPPU - social entertainment (RMB)	175.1	172.1	1.7%

•	The 1% year-over-year decline in online music mobile MAUs was primarily due to churn of our casual users served by other pan-entertainment platforms. However, online music paying users continued to deliver robust year-over-year and quarter-over-quarter growth, reaching a record-high 76.2 million as we benefitted from expanded sales channels and paying user loyalty due to the range of high-quality content and services we provide.

•	Amid increasing competition and changing macro environment, social entertainment services MAUs and paying users were lower year-over-year and quarter-over-quarter. We are working to increase our competitiveness through ongoing product innovations and by building additional verticals in social entertainment such as audio live streaming, international expansion and virtual interactive product offerings.

•	We have established a comprehensive set of original content production capabilities that leverages our deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music.

▪	Developed and implemented a host of tools and technologies, leading to notable hits such as “Lonely City,” which shot to the No. 1 spot in the charts within the Chinese Ancient Style category upon release and inspired nearly 1 billion streams in the fourth quarter.

▪	Deeply interacted with IPs in the broader Tencent ecosystem, collaborating with 46 IPs across gaming, animation, literature, variety shows, film & television and more to produce and release 117 original songs in 2021. In the fourth quarter, we teamed up with League of Legends: Wild Rift to launch the industry’s first e-sports music production boot camp, ushering in the beginning of our long-term original content production cooperation with TJ Sports.

•	Tencent Musician Platform continued to inspire musicians to create original works, empowering them with all-in-one services, including domestic and overseas promotion, artist and repertoire development, incentive plans, performance resources, copyright protection and career training. Some of our achievements include:

▪	As of the end of the fourth quarter, the number of indie musicians on our Tencent Musician Platform reached 300,000.

▪	Served as a hotbed for hit songs by leveraging internal and external promotion capabilities both on- and offline. Standouts included “Time Never Forgets” by Fu Yi, which set a streaming debut record within the indie musician category, as well as “Flowers All the Way” by Wen Yixin, which was performed on multiple offline New Year’s Eve events hosted by influential TV channels.

•	TME Live has become an increasingly comprehensive performance platform, reinforcing our overall online-merge-offline content ecosystem.

▪	Throughout 2021, TME Live held 56 live performances with captivating interactive and virtual experiences. In the fourth quarter, our performances featured a rich lineup of domestic and global megastars such as Joey Yung, Adele and Chen Linong.

▪	TME Live also extended downstream to support the diverse development of our musicians, helping indie musicians expand their influence and fan base with endeavors such as the Tencent Music Entertainment Awards, Tencent Musician Platform Original Music Gala and Force Stage.

•	We have created trendsetting award ceremonies such as Tencent Music Entertainment Awards (TMEA) to present and reward the industry’s best and brightest artists as well as their era-defining works. Held in December 2021, the third star-studded TMEA featured 46 groups of artists, including Jay Chou, Mayday, Rene Liu, KUN, Teens in Times and Joker Xue and set an audience record with over 10 million views, far more than the previous two TMEAs.

•	Our platform strategy embodies our commitment to continuous product innovation. We are creating a more immersive user experience with enhancements to our four pillars of music entertainment: listen, watch, sing and play.

▪	Listen: In addition to the latest version of Weixin which allows users to send songs from the TME music library directly to friends on Weixin, in the fourth quarter we also implemented innovative features to facilitate socialization, such as the Leap of Heart function and interactive playlists, and refined users’ customized listening experience with our multi-track function and upgraded smart recommendations.

▪	Watch: we satisfy the natural extension of our music users’ visual needs with video content. In the fourth quarter, QQ Music’s video content sustained its year-over-year growth of more than 100% in both unique visitors and video views. We will continually enrich our music video content from musicians as we benefit from deepening cooperation with Weixin Video Accounts.

▪	Sing: we advanced our ongoing enhancements to WeSing’s user experience with multiple innovations including the launch of an online service model featuring on-demand vocal accompaniment, which has mobilized karaoke KOLs on the platform.

▪	Play: to unlock an entirely new class of virtual interactions on our platform, we launched China’s first virtual music playground, TMELAND, and hosted its first online music festival on New Year’s Eve; participants flocked to the event to party virtually with their friends and world-renowned DJs in the form of brand-new 3D avatars. We also recently released QQ Music’s M-PETS and Kugou Music’s Music Elf to provide companionship to our music users, which have already been adopted by millions of users.

•	Long-form Audio: we increased our efforts to cultivate a vibrant podcast ecosystem and expand production to enrich our differentiated long-form audio content offerings. In the fourth quarter, we achieved long-form audio MAUs of over 150 million, representing a 65% year-over-year growth.

•	By leveraging our ongoing interconnections with Tencent’s ecosystem and our resulting broadened promotional capabilities, we attracted a wide group of users to enjoy our music and video content through efforts including but not limited to 1) our live stream of Mayday’s New Year’s Eve concert in cooperation with Weixin

Video Accounts, which captivated a total of 14 million viewers in the Tencent ecosystem, 2) the debut of Eason Chan’s “Lonely Warrior,” the Chinese theme song for the animation Arcane: League of Legends, on which we collaborated with Tencent Games and 3) jointly promoting the hit drama “Sword, Snow, Stride” with Tencent Video through our long-form audio offering.

•	We committed to fulfilling our social responsibilities by implementing multiple charity initiatives, such as the charity album “Hearing the ‘Inaudible’ Music” for people with mid- and high-frequency hearing impairment and the “2021 Little Red Flower Music Season” campaign, in which hundreds of musicians composed songs for charity.

•	In March 2022, we entered into a definitive agreement to acquire a controlling stake in M&E Mobile Limited, which currently operates Japan’s leading karaoke app, Pokekara, to enrich our karaoke experiences as well as deepen our reach in international markets.

[1] Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

[2] This disclosure does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any of our securities in the United States, Hong Kong or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

[3] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2020 20-F filed on April 9, 2021. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Fourth Quarter 2021 Financial Results

Revenues

Total revenues for the fourth quarter of 2021 decreased by RMB728 million, or 8.7%, to RMB7.61 billion (US$1.19 billion) from RMB8.34 billion in the same period of 2020.

•	Revenues from online music services for the fourth quarter of 2021 increased by 4.3% to RMB2.88 billion (US$452 million) from RMB2.76 billion in the same period of 2020. The increase was driven by strong growth in music subscription revenues and long-form audio, despite a decrease in revenues from sublicensing, sales of digital albums and advertising. Revenues from music subscriptions were RMB1.95 billion (US$306 million), representing 23.5% growth compared to RMB1.58 billion in the fourth quarter of 2020, primarily due to the increase in the number of paying users by 36.1%, partially offset by a decrease in ARPPU from RMB9.4 in the fourth quarter of 2020 to RMB8.5 this quarter. The decrease in ARPPU was mainly due to additional promotions this quarter.

•	Revenues from social entertainment services and others for the fourth quarter of 2021 decreased by 15.2% to RMB4.73 billion (US$742 million) from RMB5.58 billion in the same period of 2020. The decrease was mainly due to the impact from increased competition from other pan-entertainment platforms as well as changing macro environment, despite a strong revenue growth in audio live streaming. On a year-over-year basis, ARPPU increased by 1.7% in the fourth quarter of 2021 while paying users of social entertainment services decreased by 16.7%.

Cost of Revenues

Cost of revenues for the fourth quarter of 2021 decreased by 4.0% to RMB5.42 billion (US$850 million) from RMB5.64 billion in the same period of 2020, primarily due to decreased total amounts of revenue sharing fees resulting from lower revenues from social entertainment services.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2021 decreased by 18.7% to RMB2.19 billion (US$344 million) from RMB2.70 billion in the same period of 2020. Gross margin for the fourth quarter of 2021 decreased by 3.6% to 28.8% from 32.4% in the same period of 2020. This decrease in gross margin was primarily due to the increase in revenue sharing ratio for social entertainment services and a shift in the revenues mix, with revenue from online music, which typically has a lower gross margin, accounting for a higher percentage of revenue.

Operating Expenses for the Period

Total operating expenses for the fourth quarter of 2021 increased by 8.2% to RMB1.82 billion (US$285 million) from RMB1.68 billion in the same period of 2020. Operating expenses as a percentage of total revenues increased to 23.9% in the fourth quarter of 2021 from 20.1% in the same period of 2020.

•	Selling and marketing expenses were RMB750 million (US$118 million), representing a decrease of 3.0% year-over-year from RMB773 million in the same period of 2020. This decrease was primarily due to improved operating efficiency as we progressed with effectively reducing user acquisition expenses through leveraging our internal organic user traffic to attract more users.

•	General and administrative expenses were RMB1.07 billion (US$167 million), representing an increase of 17.8% year-over-year from RMB906 million in the same period of 2020. The increase was mainly due to increased investment in research and development to expand our competitive advantages in product and technology innovations, as well as post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Lazy Audio.

Operating Profit for the Period

Operating profit was RMB682 million (US$107 million) in the fourth quarter of 2021, compared to an operating profit of RMB1.30 billion in the same period of 2020.

Income Tax Expenses

Effective tax rate in the fourth quarter of 2021 was 11.5%, compared to 5.5% in the same period of 2020. The lower effective tax rate in the fourth quarter 2020 was because some of our operating entities in China became qualified for certain tax benefits in that quarter and the cumulative impact was recorded accordingly. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the fourth quarter of 2021 was RMB536 million (US$84 million), compared to net profit of RMB1.20 billion in the same period of 2020. Non-IFRS net profit attributable to equity holders of the Company was RMB832 million (US$131 million) for the fourth quarter of 2021, compared to RMB1.35 billion in the same period of 2020. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.33 (US$0.05) and RMB0.32(US$0.05), respectively, for the fourth quarter of 2021. Non-IFRS basic and diluted earnings per ADS were RMB0.51 (US$0.08) and RMB0.50 (US$0.08), respectively, for the fourth quarter of 2021. During the fourth quarter of 2021, the Company had weighted averages of 1.64 billion basic and 1.65 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flows

Net cash provided by operating activities for the fourth quarter of 2021 was RMB822 million (US$129 million), compared to RMB1.86 billion in cash provided by operating activities during the same period of 2020. The decrease was mainly due to the increase in accounts receivable, the majority of which were settled in January 2022.Net cash provided by investing activities in the fourth quarter of 2021 was RMB996 million (US$156 million), compared to net cash used in investing activities of RMB143 million during the same period of 2020. The fluctuation of cash flows from investing activities was impacted by higher purchase and maturity of term deposits and short-term investments in this quarter. Net cash used in financing activities in the fourth quarter of 2021 was RMB286 million (US$45 million), compared to RMB19 million of cash provided by financing activities during the same period of 2020. Cash used in financing activities in the fourth quarter of 2021 was primarily due to cash paid for the repurchase of ordinary shares.

In March 2022, we won the bid to acquire certain land use right in Shenzhen at RMB1.05 billion, and the first half of the consideration was paid in the first quarter of 2022.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of December 31, 2021, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB24.69 billion (US$3.87 billion), compared to RMB24.46 billion as of September 30, 2021. The increase in cash, cash equivalents, term deposits and short-term investments was primarily due to cash flows generated from operations of RMB822 million (US$129 million), partially offset by cash used in purchase of intangible assets and financing activities. Such combined balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.3726 to 1 on December 31, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on March 28, 2021, as of December 31, 2021, we have repurchased approximately 49.0 million ADSs from the open market with cash for a total consideration of approximately US$553 million.

Full Year 2021 Financial Results

Revenues

Total revenues for the full year of 2021 increased by RMB2.09 billion, or 7.2%, to RMB31.24 billion (US$4.90 billion) from RMB29.15 billion in the same period of 2020.

•	Revenues from online music services for the full year of 2021 increased by 22.7% to RMB11.47 billion (US$1.80 billion) from RMB9.35 billion in the same period of 2020. The increase was driven by strong growth in music subscription revenues, supplemented by growth in advertising revenues and revenues from long form audio, despite a decrease in sales of digital albums and sublicensing revenues. Revenues from music subscriptions were RMB7.33 billion (US$1.15 billion), representing 31.9% growth compared to RMB5.56 billion for the full year of 2020, primarily due to the increase in the number of paying users by 38.9%, partially offset by a decrease in ARPPU from RMB9.4 in year 2020 to RMB8.9 this year. The decrease in ARPPU was mainly due to additional promotions in the second half of 2021.

•	Revenues from social entertainment services and others for the full year of 2021 slightly decreased by 0.1% to RMB19.78 billion (US$3.10 billion) from RMB19.80 billion in the same period of 2020. The decrease was mainly due to the impact from increased competition from other pan-entertainment platforms as well as changing macro environment, which was mitigated by strong revenue growth in audio live streaming. On a year-over-year basis, ARPPU increased by 13.4% in year 2021 while paying users of social entertainment services decreased by 12.0%.

Cost of Revenues

Cost of revenues for the full year of 2021 increased by 10.0% to RMB21.84 billion (US$3.43 billion) from RMB19.85 billion in the same period of 2020. The increase was primarily due to our increased investments in new products, original content production and content costs, such as Tencent Musician Platform and long-form audio, to strengthen our platform’s competitiveness, partially offset by the decrease in revenue sharing fees related to live streaming services.

Gross Profit and Gross Margin

Gross profit for the full year of 2021 increased by 1.1% year-over-year to RMB9.40 billion (US$1.48 billion) from RMB9.30 billion in the same period of 2020. Gross margin for the full year of 2021 decreased by 1.8% to 30.1% from 31.9% in the same period of 2020. This decrease in gross margin was primarily due to a shift in the revenues mix, with revenue from online music, which typically has a lower gross margin, accounting for a higher percentage of revenue. Such decrease was also attributable to the increase of investments in new products and content costs.

Operating Expenses for the Year

Total operating expenses for the full year of 2021 increased by 19.9% to RMB6.69 billion (US$1.05 billion) from RMB5.58 billion in the same period of 2020. Operating expenses as a percentage of total revenues increased to 21.4% for the full year of 2021 from 19.1% in the same period of 2020.

•	Selling and marketing expenses were RMB2.68 billion (US$420 million), representing an increase of 8.2% year-over-year from RMB2.48 billion in the same period of 2020. The increase was primarily due to increased spending to promote our brands and existing products in order to strengthen our competitiveness.

•	General and administrative expenses were RMB4.01 billion (US$629 million), representing an increase of 29.3% year-over-year from RMB3.10 billion in the same period of 2020. The increase was mainly due to increased investment in research and development to expand our competitive advantages in product and technology innovations, as well as post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Lazy Audio.

Operating Profit for the Year

Operating profit was RMB3.80 billion (US$596 million) for the full year of 2021, compared to operating profit of RMB4.71 billion in the same period of 2020.

Income Tax Expenses

Effective tax rate for the full year 2021 was 11.5%, compared to 9.8% in the same period 2020.

Net Profit and Non-IFRS Net Profit for the Year

Net profit attributable to equity holders of the Company for the full year of 2021 was RMB3.03 billion (US$475 million), compared to net profit of RMB4.16 billion in the same period of 2020. Non-IFRS net profit attributable to equity holders of the Company was RMB4.15 billion (US$651 million) for the full year of 2021, compared to RMB4.95 billion in the same period of 2020. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per ADS were RMB1.82 (US$0.29) and RMB1.80 (US$0.28), respectively, for the full year of 2021. Non-IFRS basic and diluted earnings per ADS were RMB2.50 (US$0.39) and RMB2.47 (US$0.39), respectively, for the full year of 2021. During the full year of 2021, the Company had weighted averages of 1.66 billion basic and 1.68 billion diluted ADSs outstanding, respectively.

Conference Call Information

TME's management will hold a conference call on Monday, March 21, 2022, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, March 22, 2022, to discuss its financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	5337947

The replay will be accessible through March 28, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	5421564

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended December 31			Year ended December 31
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Auditied	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,760	2,880	452	9,349	11,467	1,799
Social entertainment services and others	5,575	4,727	742	19,804	19,777	3,103
	8,335	7,607	1,194	29,153	31,244	4,903
Cost of revenues	(5,638)	(5,415)	(850)	(19,851)	(21,840)	(3,427)
Gross profit	2,697	2,192	344	9,302	9,404	1,476

Selling and marketing expenses	(773)	(750)	(118)	(2,475)	(2,678)	(420)
General and administrative expenses	(906)	(1,067)	(167)	(3,101)	(4,009)	(629)
Total operating expenses	(1,679)	(1,817)	(285)	(5,576)	(6,687)	(1,049)
Interest income	156	122	19	622	530	83
Other gains, net	122	185	29	362	553	87
Operating profit	1,296	682	107	4,710	3,800	596

Share of net profit/(loss) of investments accounted for using equity method	5	1	0	19	(47)	(7)
Finance cost	(18)	(31)	(5)	(97)	(121)	(19)
Profit before income tax	1,283	652	102	4,632	3,632	570

Income tax expense	(71)	(75)	(12)	(456)	(417)	(65)
Profit for the period	1,212	577	91	4,176	3,215	505

Attributable to:
Equity holders of the Company	1,197	536	84	4,155	3,029	475
Non-controlling interests	15	41	6	21	186	29

Earnings per share for Class A and Class B ordinary shares
Basic	0.36	0.16	0.03	1.25	0.91	0.14
Diluted	0.36	0.16	0.03	1.24	0.90	0.14

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.72	0.33	0.05	2.51	1.82	0.29
Diluted	0.71	0.32	0.05	2.47	1.80	0.28

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,320,795,974	3,284,580,063	3,284,580,063	3,313,527,847	3,321,067,177	3,321,067,177
Diluted	3,364,932,615	3,308,612,118	3,308,612,118	3,360,460,759	3,363,045,757	3,363,045,757

ADS used in earnings per ADS computation
Basic	1,660,397,987	1,642,290,032	1,642,290,032	1,656,763,924	1,660,533,589	1,660,533,589
Diluted	1,682,466,307	1,654,306,059	1,654,306,059	1,680,230,380	1,681,522,878	1,681,522,878

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31			Year ended December 31
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	1,212	577	91	4,176	3,215	505
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	103	127	20	392	484	76
Share-based compensation	141	202	32	570	753	118
(Gains)/Losses from investments**	(39)	35	5	(101)	51	8
Fair value change on puttable shares ***	9	-	-	37	-	-
Income tax effects****	(62)	(68)	(11)	(103)	(171)	(27)
Non-IFRS Net Profit	1,364	873	137	4,971	4,332	680

Attributable to:
Equity holders of the Company	1,349	832	131	4,950	4,146	651
Non-controlling interests	15	41	6	21	186	29

Earnings per share for Class A and Class B ordinary shares
Basic	0.41	0.25	0.04	1.49	1.25	0.20
Diluted	0.40	0.25	0.04	1.47	1.23	0.19

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.81	0.51	0.08	2.99	2.50	0.39
Diluted	0.80	0.50	0.08	2.95	2.47	0.39

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,320,795,974	3,284,580,063	3,284,580,063	3,313,527,847	3,321,067,177	3,321,067,177
Diluted	3,364,932,615	3,308,612,118	3,308,612,118	3,360,460,759	3,363,045,757	3,363,045,757

ADS used in earnings per ADS computation
Basic	1,660,397,987	1,642,290,032	1,642,290,032	1,656,763,924	1,660,533,589	1,660,533,589
Diluted	1,682,466,307	1,654,306,059	1,654,306,059	1,680,230,380	1,681,522,878	1,681,522,878

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

** Including the net gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments

*** Represents the fair value changes on the put liability of certain shares issued in 2018

**** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2020	As at December 31, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	176	243	38
Land use rights	-	1,495	235
Right-of-use assets	311	283	44
Intangible assets	2,020	2,829	444
Goodwill	17,492	19,121	3,001
Investments accounted for using equity method	2,255	3,599	565
Financial assets at fair value through other comprehensive income	9,771	7,302	1,146
Other investments	349	199	31
Prepayments, deposits and other assets	956	743	117
Deferred tax assets	303	346	54
Term deposits	2,953	4,303	675
	36,586	40,463	6,350

Current assets
Inventories	18	24	4
Accounts receivable	2,800	3,610	566
Prepayments, deposits and other assets	2,846	2,731	429
Other investments	37	37	6
Short-term investments	-	1,029	162
Term deposits	14,858	12,769	2,004
Cash and cash equivalents	11,128	6,591	1,034
	31,687	26,791	4,204

Total assets	68,273	67,254	10,554

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	35,044	36,238	5,687
Shares held for share award schemes	(78)	(183)	(29)
Treasury shares	(134)	(3,660)	(574)
Other reserves	6,300	3,726	585
Retained earnings	11,111	14,194	2,227
	52,245	50,317	7,896
Non-controlling interests	486	738	116

Total equity	52,731	51,055	8,012

LIABILITIES
Non-current liabilities
Notes payable	5,175	5,062	794
Accounts payable	136	93	15
Other payables and other liabilities	68	32	5
Deferred tax liabilities	265	271	43
Lease liabilities	218	205	32
Deferred revenue	78	86	13
	5,940	5,749	902

Current liabilities
Accounts payable	3,565	4,329	679
Other payables and other liabilities	3,881	3,832	601
Current tax liabilities	445	363	57
Lease liabilities	103	92	14
Deferred revenue	1,608	1,834	288
	9,602	10,450	1,640

Total liabilities	15,542	16,199	2,542

Total equity and liabilities	68,273	67,254	10,554

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31			Year ended December 31
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,864	822	129	4,885	5,239	822
Net cash (used in)/provided by investing activities	(143)	996	156	(14,206)	(5,999)	(941)
Net cash provided by/(used in) financing activities	19	(286)	(45)	5,292	(3,710)	(582)
Net increase/(decrease) in cash and cash equivalents	1,740	1,532	240	(4,029)	(4,470)	(701)
Cash and cash equivalents at beginning of the period	9,641	5,078	797	15,426	11,128	1,746
Exchange differences on cash and cash equivalents	(253)	(19)	(3)	(269)	(67)	(11)
Cash and cash equivalents at end of the period	11,128	6,591	1,034	11,128	6,591	1,034